Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 6 Dated July 16, 2008
To Prospectus Dated November 2, 2007

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated November 2, 2007 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $2,475,000,000 in shares of our common stock, including $475,000,000 in shares of common stock through our distribution reinvestment plan. As of July 14, 2008, we have issued a total of 18,529,962 shares of our common stock in connection with our offering, raising aggregate gross proceeds of $185,115,236. Of these amounts, $45,709,718 has been raised since the filing of our Prospectus Supplement No. 5 dated June 4, 2008, comprised of $34,540,511 raised in June 2008 and $11,169,207 raised between July 1, 2008 and July 14, 2008. As of July 14, 2008, we have also issued a total of 107,287 shares ($1,019,234) pursuant to our distribution reinvestment plan, of which $813,770 was raised in July 2008.

Acquisitions of Properties

Actebis Peacock GmbH

All U.S. dollar amounts below are based on the exchange rate of the Euro on the date of closing, or $1.5828.

Acquisition

In July 2008, through a venture in which we and CPA®:16 — Global own 70% and 30% interests, respectively, we acquired two office and warehouse/distribution facilities in Soest and Bad Wünnenberg, Germany totaling approximately 648,310 square feet from Arques Industries and entered into a net lease agreement with Actebis Peacock GmbH (“Actebis”), a portfolio company of Arques Industries. Through the venture, we and CPA®:16 — Global also entered into an agreement with Actebis to construct an expansion at one of the facilities.

Purchase Terms

The total cost of acquiring the existing facilities, including the acquisition fee payable to CAM, was approximately €36,840,220, or $58,310,700, of which our share is approximately €25,788,154, or $40,817,490. We and CPA®:16 — Global paid at closing an acquisition fee of approximately €915,314, or $1,448,759, to CAM, of which our share is approximately €640,720, or $1,014,131. CAM is also expected to receive a deferred acquisition fee in the total amount of approximately €732,252, or $1,159,008, of which our share is approximately €512,576, or $811,306. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving a non-compounded cumulative distribution return of 5% per annum. Additionally, the maximum construction cost to the venture under the agreement is approximately €7,000,000, or $11,079,600, of which our share will be a maximum of approximately €4,900,000, or $7,755,720.

Description of Lease

The facilities are leased to Actebis by the venture under a net lease. Actebis GmbH, the parent of Actebis, has guaranteed Actebis’ obligations under the lease. The lease has an initial term of 16 years and provides for three five-year renewal options. The initial aggregate annual rent under the lease is €2,999,999, or $4,748,398, of which our share is €2,099,999, or $3,323,879. Additionally, the lease provides for annual rent increases based on the German CPI.

Description of Financing

In connection with the acquisition of the Actebis properties, the venture obtained non-recourse mortgage financing of €22,800,000, or $36,087,840, of which our share is €15,960,000, or $25,261,488, with a fixed annual interest rate of 6.54% and a term of seven years. The financing agreement provides for additional non-recourse

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financing of up to €4,900,000, or $7,755,720, of which our share is €3,430,000, or $5,429,004, for the purpose of constructing the expansion. The additional financing will bear a fixed rate of interest at a rate that will be based on the Euroswap rate at the date of financing and will mature in July 2015.

Description of Actebis

Actebis has advised us that it is a distributor of information technology goods and services, predominantly personal computers and computer peripheral devices.

Laureate Education, Inc.

Acquisition

In July 2008, we acquired an office facility in Chicago, Illinois totaling 178,490 square feet from, and entered into a net lease agreement with, Laureate Education, Inc. (“Laureate”).

Purchase Terms

The total cost of acquiring the facility, including the acquisition fee payable to CAM, was approximately $29,369,372. We paid at closing an acquisition fee of approximately $732,984 to CAM. CAM is also expected to receive a deferred acquisition fee in the total amount of approximately $586,387. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving a non-compounded cumulative distribution return of 5% per annum.

Description of Lease

The facility is leased to Laureate by us under a net lease. The lease has an initial term of 20 years and provides for four five-year renewal options. The initial aggregate annual rent under the lease is $2,394,000. Additionally, the lease provides for annual rent increases based on the CPI that are subject to certain limitations.

Description of Financing

In connection with the acquisition of the Laureate property, we obtained non-recourse mortgage financing of $17,000,000 with a fixed annual interest rate of 6.95% and a term of 20 years.

Description of Laureate

Laureate has advised us that it is a provider of higher education programs and services in the U.S. and abroad.

Flexmag Industries, Inc.

In June 2008, we acquired a manufacturing facility in Norfolk, Nebraska and entered into a net lease agreement with Flexmag Industries, Inc. (“Flexmag”). The total cost of acquiring the facility, including the acquisition fee payable to CAM, was approximately $2,617,800. We paid at closing an acquisition fee of approximately $65,445 to CAM. CAM is also expected to receive a deferred acquisition fee in the total amount of approximately $52,356. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving a non-compounded cumulative distribution return of 5% per annum. The facility is leased to Flexmag under a 20-year net lease and was financed with non-recourse mortgage financing.

Acquisitions of Commercial Mortgage Backed Securities

Morgan Stanley Capital I Trust 2007-1Q16

In June 2008, we purchased Class E and Class G securities in Morgan Stanley Capital I Trust 2007-1Q16, a commercial mortgage-backed securities pool, for a total of $5,375,938, inclusive of structuring fees. The securities have a total face value of $7,643,000 and bear interest at an initial pass-through rate of 6.15% per annum. The expected final distribution date is in December 2017. In connection with this transaction, we paid a structuring fee of $53,759 to CAM.

Banc of America Commercial Mortgage Trust 2008-1

In June 2008, we purchased Class F securities in Banc of America Commercial Mortgage Trust 2008-1, a commercial mortgage-backed securities pool, for a total of $1,461,264, inclusive of structuring fees. The securities have a total face value of $2,000,000 and bear interest at an initial pass-through rate of 6.20% per annum. The expected final distribution date is in February 2018. In connection with this transaction, we paid a structuring fee of $14,613 to CAM.

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